HIVE Digital Provides November 2023 Production Update and Completes Acquisition of Data Center Facility Located in Sweden to Expand Our Sourcing of Clean Hydro Electricity

This news release constitutes a "designated news release" for the purposes of the Company's prospectus supplement dated May 10, 2023 to its short form base shelf prospectus dated May 1, 2023.

Vancouver, British Columbia--(Newsfile Corp. - December 7, 2023) - HIVE Digital Technologies Ltd. (TSXV: HIVE) (NASDAQ: HIVE) (FSE: YO0) (the "Company" or "HIVE") a leading digital asset miner and "green" focused data center builder and operator is pleased to announce the unaudited production figures from the Company's global Bitcoin operations for the month of November 2023, with 276.3 Bitcoin produced in November. Further to its announcement on November 27, 2023, it has completed its acquisition (the "Acquisition") from Turis AB (the "Vendor") of a data center and the real property (together, the "Property") on which it is situated, located in the city of Boden, Sweden (all amounts in US dollars, unless otherwise indicated).

Summary Overview:

  HIVE produced 276.3 Bitcoin in the month of November, from ASIC and GPU mining operations, representing an average of 66.7 Bitcoin Per Exahash;
  HIVE produced an average of 9.2 BTC per day in November 2023;
  HIVE ended the month with 4.18 EH/s of mining capacity, including ASIC and GPU BTC hashrate, a 5.4% month over month increase as we continue to increase both our efficiency and growth plans;
  HIVE had a November monthly average hashrate of 4.14 EH/s which is a 5.2 % increase from October which was 3.94 EH/s

The Company's HODL position at the end of November 2023 was 1,627 BTC. Our HODL position is down from last quarter because HIVE has been investing in new ASIC chips for our future growth and efficiency.

Investing In The Future With Recap of Our ASIC Capex For Past 12 Months Towards 6.0 Exahash

The Company notes that it has recently purchased a total of 9,800 Bitmain S19k Pro miners which have a machine efficiency of 23 J/TH.

Since the collapse of FTX in November 2022, which marked Bitcoin heading into a year long bear-market, HIVE has used the opportunity to acquire new generation ASICs at attractive $/TH prices.

Notably, in this period, HIVE has purchased approximately 3.35 Exahash of new generation Bitcoin mining ASICs, with an average fleet efficiency of approximately 26 J/TH. This is represented by the acquisition of approximately 29,000 ASICs, totalling approximately 88 MW, which has allowed HIVE to upgrade its 50 J/TH and 42 J/TH machines. In addition, the Company has upgraded many of the 38 J/TH machines that were operating. Upon installation of our latest purchase of 9,800 S19k Pro miners, of which 5,300 are expected to ship in the next day, with the balance expected to ship within a week, our installed fleet efficiency globally at HIVE will be approximately 28.9 J/TH with an expected operating hashrate of 4.8 EH/s by the end of December. This puts HIVE in an advantageous position for the halving, as our fleet is optimized for efficiency, best return on invested capital (ROI), with our goal to stay cashflow positive after the halving.

The Company notes that in its strategy to acquire ASICs for best cash flow ROI, some of our purchases in the last year, notably our S19j Pro purchases from December 2022 have already paid themselves off (over 100% ROI approximately) after accounting for electrical operating costs. The Company maintains that by opportunistically purchasing machines with immediate delivery, and at low $/TH prices, HIVE can realize returns on our investments, thus we aim to expand accretively, where our ASIC investments pay themselves off.

The approximately 29,000 ASICs were purchased at an average price of approximately $13.70/TH, which the Company believes is a very attractive acquisition price for machines with an average fleet efficiency of 26 J/TH.

Ai and HPC Strategy

We continue to build out our HPC strategy with our Nvidia chips and our beta test has now achieved a new milestone of monthly revenue as we have discussed in our last quarterly webcast.

Bitcoin Global Network Mining Difficulty Is Volatile

Network difficulty factors are a significant variable in the Company's gross profit margins. The Bitcoin network difficulty was 55.62 T as of November 1, and increased to an all-time high of 57.12 T as of November 30. Accordingly, Bitcoin mining difficulty ended the month about 3% higher than the beginning of the month.

The Bitcoin Network Difficulty is a publicly available statistic, which reflects the total number of Bitcoin miners online and is important in analyzing a company's gross profit margins, and number of Bitcoin produced. This data is available on many websites, here is one citation: https://www.blockchain.com/explorer/charts/difficulty.

As more people mine Bitcoin (difficulty increases), the daily Bitcoin block reward which presently is fixed at 900 Bitcoin per day, gets split amongst more miners; thus, each miner receives a smaller portion of the block reward. Conversely, as Bitcoin prices fall, many miners may lose money, and power down, taking their hashrate off the network, causing Network Difficulty to decrease.

Those miners with the lowest costs of production, by virtue of having more efficient machines and/or lower energy costs, are able to continue their production during these volatile cycles. Not all miners will continuously mine during the month, as a result some miners will produce less Bitcoin than expected, relative to their advertised hashrate. For the foregoing reasons, HIVE will self-curtail part of its operations if the unhedged spot energy prices are uneconomical, thereby leaving part of its total gross hashrate unutilized.

All Bitcoin miners are striving to use the most efficient Bitcoin ASIC chips, and we are happy that we have been able to upgrade our global fleet during this crypto market downturn.

Sweden Data Center

This strategic investment aligns with HIVE's commitment to build long-term value for its investors through the acquisition and development of substantial assets to be added to its balance sheet. Moreover, this investment further supports HIVE's sustainable growth and reinforces its position as a key player in the digital technology sector.

Located in Boden, Sweden, in close vicinity of our existing data center. We are looking forward to further developing this facility within our global portfolio and utilizing it to plug our incoming new generation ASIC servers and increasing our Bitcoin production.

Aydin Kilic, CEO, said, "This strategic data center acquisition furthers our commitment to putting hard assets on our balance sheet. The addition of this 6 MW of capacity for shares and cash is expected to add around 250 PH/s to Hive's hashrate growth plans." Johanna Thornblad, HIVE's Country President, Sweden added, "I am proud of the hard work and commitment of the global HIVE team to see this process through to completion, and this new data center is only 200 meters from our existing data center."

In consideration for the Acquisition of the Property, HIVE has paid to the Vendor: (i) $750,000 in cash; and (ii) 345,566 common shares in the capital of the Company ("Common Shares") at a price of $2.8938 (CAD$3.93) per Common Share. A second payment of up to 172,783 Common Shares at a price of $2.8938 (CAD$3.93) per Common Share shall be paid by HIVE to the Vendor at the later of: (i) May 29, 2024; and (ii) the date on which any claims made by HIVE prior to May 29, 2024, relating to a breach of warranty under the Property Transfer Agreement have been finally settled. In the event of any such claims, the settled value of such claim shall be deducted from the second payment. The Vendor, its insiders, associates, and affiliates acted at arm's length to the Company.

Completion of the Acquisition is subject to certain conditions and the receipt of all necessary regulatory approvals including the approval of the TSXV. All securities issued pursuant to the Property Transfer Agreement shall be subject to a statutory hold period of four months and one day from the date of issuance.

About HIVE Digital Technologies Ltd.

HIVE Digital Technologies Ltd. went public in 2017 as the first cryptocurrency mining company listed for trading on the TSX Venture Exchange with a sustainable green energy focus.

HIVE is a growth-oriented technology stock in the emergent blockchain industry. As a company whose shares trade on a major stock exchange, we are building a bridge between the digital currency and blockchain sector and traditional capital markets. HIVE owns state-of-the-art, green energy-powered data centre facilities in Canada, Sweden, and Iceland, where we endeavour to source green energy to mine digital assets such as Bitcoin on the cloud. Since the beginning of 2021, HIVE has held in secure storage the majority of its treasury of ETH and BTC derived from mining rewards. Our shares provide investors with exposure to the operating margins of digital currency mining, as well as a portfolio of Bitcoin. Because HIVE also owns hard assets such as data centers and advanced multi-use servers, we believe our shares offer investors an attractive way to gain exposure to the cryptocurrency space.

We encourage you to visit HIVE's YouTube channel here to learn more about HIVE.

For more information and to register to HIVE's mailing list, please visit www.HIVEdigitaltechnologies.com. Follow @HIVEDigitalTech on Twitter and subscribe to HIVE's YouTube channel.

On Behalf of HIVE Digital Technologies Ltd.

"Frank Holmes"

Executive Chairman

For further information please contact:

Frank Holmes

Tel: (604) 664-1078

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Forward-Looking Information

Except for the statements of historical fact, this news release contains "forward-looking information" within the meaning of the applicable Canadian and United States securities legislation and regulations that is based on expectations, estimates and projections as at the date of this news release. "Forward-Looking information" in this news release includes but is not limited to: business goals and objectives of the Company; the acquisition, deployment and optimization of the mining fleet and equipment; the continued viability of its existing Bitcoin mining operations; and other forward-looking information concerning the intentions, plans and future actions of the parties to the transactions described herein and the terms thereon.

Factors that could cause actual results to differ materially from those described in such forward-looking information include, but are not limited to, the volatility of the digital currency market; the Company's ability to successfully mine digital currency; the Company may not be able to profitably liquidate its current digital currency inventory as required, or at all; a material decline in digital currency prices may have a significant negative impact on the Company's operations; the Company's ability to compete successfully with other cloud computing service providers; the regulatory environment for cryptocurrency in Canada, the United States and the countries where our mining facilities are located; economic dependence on regulated terms of service and electricity rates; the speculative and competitive nature of the technology sector; dependency on continued growth in blockchain and cryptocurrency usage; lawsuits and other legal proceedings and challenges; government regulations; the global economic climate; dilution; future capital needs and uncertainty of additional financing, the transaction described in this news release may not occur on the terms as proposed and described herein or at all and, if such transaction is completed, the cryptocurrency operation may not meet expected performance levels for one or more reasons; the proposed transaction may not have a positive impact on HIVE's revenues, or gross mining margin; the impact of new electrical power rates which could impair profitability and operating performance; the operation of the acquired assets may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; the volatility of digital currency prices; the Company may never realize more efficient operations, a lower cost structure, or greater flexibility in operation; as well as capital market conditions in general; risks relating to the strategy of maintaining and increasing Bitcoin holdings and the impact of depreciating Bitcoin prices on working capital; the competitive nature of the industry; currency exchange risks; the need for the Company to manage its planned growth and expansion; the effects of product development and need for continued technology change; the ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets; the impact of energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates; protection of proprietary rights; the effect of government regulation and compliance on the Company and the industry; network security risks; the ability of the Company to maintain properly working systems; reliance on key personnel; global economic and financial market deterioration impeding access to capital or increasing the cost of capital; share dilution resulting from the ATM Program and from other equity issuances; the construction and operation of facilities may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of electricity for the purposes of cryptocurrency mining in the applicable jurisdictions; the inability to maintain reliable and economical sources of power for the Company to operate cryptocurrency mining assets; the risks of an increase in the Company's electricity costs, cost of natural gas, changes in currency exchange rates, energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates and the adverse impact on the Company's profitability; the ability to complete current and future financings, any regulations or laws that will prevent the Company from operating its business; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; an inability to predict and counteract the effects of COVID-19 on the business of the Company, including but not limited to the effects of COVID-19 on the price of digital currencies, capital market conditions, restriction on labour and international travel and supply chains; and, the adoption or expansion of any regulation or law that will prevent the Company from operating its business, or make it more costly to do so; and other related risks as more fully set out in the Company's disclosure documents under the Company's filings at www.sec.gov/EDGAR and www.sedarplus.ca.

The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about the Company's ability to realize operational efficiencies going forward into profitability; profitable use of the Company's assets going forward; the Company's ability to profitably liquidate its digital currency inventory as required; historical prices of digital currencies and the ability of the Company to mine digital currencies will be consistent with historical prices; and there will be no regulation or law that will prevent the Company from operating its business. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

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